SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 7)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SED INTERNATIONAL HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
784109209
(CUSIP Number)
Derek D. Bork Thompson Hine LLP 3900 Key Center 127 Public Square Cleveland, Ohio 44114 216-566-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784109209	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Gad Partners Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 204,704
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 204,704
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 204,704
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.96%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 784109209	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Gad Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 204,704
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 204,704
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 204,704
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.96%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 784109209	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Paragon Technologies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,080,860
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,080,860
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,080,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.92%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 784109209	13D	Page 5 of 8 Pages

This Amendment No. 7 to Statement of Beneficial Ownership on Schedule 13D (“Amendment No. 7”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on December 10, 2012, as amended (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of SED International Holdings, Inc., a Georgia corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 7 and prior amendments, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for the acquisition of the Common Stock reported in the tables set forth on the cover page to this Amendment No. 7 for an aggregate purchase price of $2,768,224.78, including brokerage commissions, was working capital of Gad Partners Fund LP and Paragon Technologies, Inc.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth below. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Paragon Technologies, Inc. intends to continue to pursue representation on the Company’s board of Directors, whether through discussions with the Company, taking action to remove one or more or all of the current members of the board and/or elect one or more or all of the members of the board at an annual or special meeting of shareholders of the Company or otherwise, buying additional shares of Common Stock of the Company, effecting a tender offer for some or all of the shares of Common Stock of the Company, or through other means. Paragon has recently engaged in discussions with the Company regarding representation on the Company’s board, but these discussions have not resulted in an offer from the Company that is satisfactory to Paragon. Pursuant to requirements contained in the Company’s articles of incorporation and by-laws, Paragon has submitted notice of its intent to nominate five director candidates at the Company’s 2013 annual meeting of shareholders, Hesham M. Gad, Dennis L. Chandler, Jack H. Jacobs, Klaus-Dieter Wurm and Samuel S. Weiser. This preserves Paragon’s right to nominate these five individuals at the Company’s 2013 annual meeting. Each of Messrs. Chandler, Gad, Jacobs, Weiser and Wurm have provided consents to Paragon to be nominated as a director of the Company, to being named as a director nominee in any proxy and/or consent solicitation materials of Paragon, and to serve on the board of the Company if elected or appointed. As of the date of this Amendment No. 7, Mr. Jacobs beneficially owns 15,737 shares of the Common Stock of the Company, and Mr. Chandler beneficially owns 2,500 shares of the Common Stock of the Company.

On June 13, 2013, Paragon also submitted a notice of special meeting to the Company, which would permit the Company’s shareholders to vote on the removal of Samuel A. Kidston, J.K. Hage III and Arthur Goldberg from the Company’s board for “cause” and to vote on their replacements to the board and the election of two additional directors to the board. Although the Company has not notified Paragon of any deficiency in Paragon’s notice of special meeting, the Company has failed to comply with its obligations under law to call and hold the special meeting.

CUSIP No. 784109209	13D	Page 6 of 8 Pages

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 1,285,564 shares of Common Stock, which represents approximately 24.89% of the Company’s outstanding shares of Common Stock. Each of Gad Partners Fund LP and Paragon Technologies, Inc. beneficially owns the number and percentage of shares of Common Stock disclosed as beneficially owned by them in the applicable tables set forth on the cover page to this Amendment No. 7.

Each percentage ownership of shares of Common Stock set forth in this Amendment No. 7 is based on the 5,165,500 shares of Common Stock reported by the Company as outstanding as of May 1, 2013 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarterly period ended March 31, 2013.

(c) Each of the transactions effected by the Reporting Persons in the Common Stock through the open market from April 19, 2013 through August 8, 2013 is set forth on Schedule A.

CUSIP No. 784109209	13D	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 7 is true, complete and correct.

Dated: August 12, 2013

GAD PARTNERS FUND LP,
by Gad Capital Management LLC,
its General Partner

By:	/s/ Hesham Gad
Name	Hesham Gad
Title	Managing Partner

GAD CAPITAL MANAGEMENT LLC

By:	/s/ Hesham Gad
Name	Hesham Gad
Title	Managing Partner

PARAGON TECHNOLOGIES, INC.

By:	/s/ Hesham Gad
Name	Hesham Gad
Title	Chairman

CUSIP No. 784109209	13D	Page 8 of 8 Pages

Schedule A

Transactions in Common Stock of the Company

from 04/19/13 through 08/08/13:

Gad Partners Fund LP

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
04/05/13	1,100	$2.4500
06/27/13	900	$1.9600
07/29/13	3,000	$1.9500
07/29/13	1,000	$1.9493
07/30/13	2,000	$1.9200
08/05/13	2,500	$1.9998

Paragon Technologies, Inc.

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
04/23/13	4,154	$2.2500
04/24/13	600	$2.2500
04/29/13	365	$2.2500
04/30/13	45	$2.2500
06/10/13	3,100	$1.9500
06/14/13	1,100	$1.9000
06/17/13	9	$1.9100
06/18/13	238	$1.9000
06/19/13	1	$1.9000
06/24/13	13,100	$2.0000
07/19/13	600	$1.9000
07/29/13	2,000	$1.9493
07/30/13	9,000	$1.9200
08/02/13	12,800	$2.0000
08/05/13	100	$1.9200
08/06/13	3,390	$1.8988
08/08/13	12,000	$2.0000